SAILFISH ENERGY HOLDINGS CORPORATION

625 E. Kaliste Saloom Road

Lafayette, Louisiana 70508

(337) 237-0410

February 8, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Roger Schwall

Re:	Sailfish Energy Holdings Corporation
Registration Statement on Form S-4
Filed December 29, 2017
File No. 333-222341

Dear Mr. Schwall:

Set forth below are the responses of Sailfish Energy Holdings Corporation (the “Company”) to the letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated January 25, 2018, with respect to the Registration Statement on Form S-4 (File No. 333-222341) of the Company (the “Registration Statement”). Separately today, the Company has filed with the Commission Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, we have set forth below the Staff’s comments as set forth in the January 25, 2018 letter, followed by the Company’s responses thereto (including page references to Amendment No. 1, where applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Summary, page 11

1.	Please revise to disclose that New Talos will be a controlled company as defined under NYSE listing rules following the closing of the transactions.

Response: The Company has revised its disclosure on page 23 of Amendment No. 1 to disclose that New Talos will be a controlled company as defined under NYSE listing rules following the closing of the Transactions.

2.	As Apollo Management and Riverstone will be the controlling stockholders of New Talos upon closing of the transactions, please expand your disclosure to provide more information about these entities, including greater details about their relationship with Talos Energy. Also revise to disclose the conflicts that may arise between the interests of Apollo Management and Riverstone and the other stockholders of New Talos.

Response: The Company has revised its disclosure on pages 11 and 12 of Amendment No. 1 to provide more information about Apollo Management and Riverstone and their relationship with Talos Energy. Additionally, the Company has revised its disclosure on page 23 of Amendment No. 1 to disclose the conflicts that may arise between the interests of Apollo Management and Riverstone and the other stockholders of New Talos.

Risk Factors, page 35

New Talos will be required to meet a minimum work program expressed in work units during a four-year exploration period…, page 43

3.	We note your disclosure that as the Consortium completes the minimum work program under the PSCs, the amount of the financial guarantee will be reduced accordingly beginning after the second anniversary of entering into the PSCs. As September 4, 2017 marked the second anniversary of entering into the PSCs, please revise to disclose whether the $143 million financial guarantee has been reduced. We further note the disclosure that the activities performed on Block 7 have satisfied the minimum work program on Block 7, subject to CNH’s certification. Please disclose whether activities have been performed on Block 2 and whether the Consortium is on track to meet the minimum work program required by the PSCs by September 4, 2019.

Response: The Company has revised its disclosure on page 45 of Amendment No. 1 to explain that the $143 million financial guarantee has been reduced to $65.7 million (gross) effective January 23, 2018. In addition, the Company has revised its disclosure on page 45 of Amendment No. 1 to explain that activities on Block 2 are in the planning phase and the Consortium is on schedule to satisfy the minimum work program on Block 2 by September 4, 2019.

4.	Please include a risk factor addressing the impact of the exclusive venue provision in the New Talos charter on stockholders of the combined company.

Response: The Company has revised its disclosure on page 42 of Amendment No. 1 to include a risk factor addressing the impact of the exclusive venue provision in the New Talos Charter on stockholders of the combined company.

Background of the Transactions, page 72

5.	We note that Stone Energy proposed that Stone Energy stockholders own 39% of the combined company in response to Talos Energy’s initial proposal that Stone Energy Stockholders own 35%. Please discuss how Stone Energy’s board determined the equity value underlying this equity ownership structure.

Response: The Company has revised its disclosure on page 80 of Amendment No. 1 to describe the factors that the Stone Energy Board considered as part of its determination of the relative post-closing ownership percentages of the combined company to be included in the counterproposal.

6.	For your discussion in this section, please define “liability management proposal” here.

Response: The Company has revised its disclosure on page 85 of Amendment No. 1 to define “liability management proposal.”

7.	Please revise to describe the terms of Stone Energy’s (as prepared by Akin Gump) initial liability management proposal and Talos Energy’s (as prepared by Paul Weiss) initial counterproposal.

Response: The Company has revised its disclosure on pages 85 and 86 of Amendment No. 1 to describe the terms of Stone Energy’s initial liability management proposal. In addition, the Company has revised its disclosure on page 86 of Amendment No. 1 to provide more detail regarding Talos Energy’s initial counterproposal.

8.	Disclosure on page 82 states that Akin Gump updated Mr. Goldman regarding the comments from Franklin and MacKay Shields on the transactions. In addition to the terms expressed by Franklin Advisers on August 14, please describe the material comments proposed by Franklin Advisers and MacKay Shields on August 23. Please also describe the revised terms of the liability management proposal which Paul Weiss sent to Akin Gump on October 4, 2017.

Response: The Company has revised its disclosure on page 85 of Amendment No. 1 to describe the material comments proposed by Franklin Advisers and MacKay Shields on August 23. In addition, the Company has revised its disclosure on page 89 of Amendment No. 1 to describe the revised terms of the liability management proposal that Paul Weiss sent to Akin Gump on October 4, 2017.

9.	Please describe the material terms of Talos Energy’s omnibus proposal delivered on October 19, November 7 and November 10.

Response: The Company has revised its disclosure on pages 90 and 92 of Amendment No. 1 to describe the material terms of Talos Energy’s omnibus proposals delivered on October 19 and November 7. In addition, the Company has revised its disclosure on page 91 of Amendment No. 1 to describe the material terms of Stone Energy’s response to Talos Energy’s omnibus proposal that Stone Energy delivered on October 24. Although there was not an omnibus proposal delivered on November 10, the Company has revised its disclosure on page 92 of Amendment No. 1 to describe the open items that Akin Gump discussed with Vinson & Elkins on November 10.

Operational benefits and enhanced asset portfolio, page 94

10.	Please quantify the potential operational and financial synergies, and related assumptions briefly described in the third bulleted point.

Response: The Company has revised its disclosure on page 97 of Amendment No. 1 to quantify the potential operational and financial synergies described in the third bulleted point. The approximately $25 million of potential operational and financial synergies assumes that the combined company will be able to reduce general and administrative costs and operating expenses and capital expenditures in the amounts expected by Talos Energy and Stone Energy management.

Opinion of Stone’s Financial Advisor, page 98

Discounted Cash Flow Analysis, page 101

11.	Please revise to disclose the reasons that Petrie selected the applied discount rates ranging from 9% to 30%. In addition, please quantify the material assumptions that were used in the analysis.

Response: The Company has revised its disclosure on page 105 of Amendment No. 1 to provide the reasons that Petrie selected the applied discount rates ranging from 9% to 30%. In addition, the Company has revised its disclosure on page 105 of Amendment No. 1 to quantify the tax rate that was used in the discounted cash flow analysis.

Comparable Transactions Analysis, page 102

Precedent Transactions for Stone Energy and Talos Energy, page 102

12.	Please revise to disclose the multiples implied from the precedent transactions that were used to derive the transaction multiples applied to the assets of Stone Energy and Talos Energy, respectively.

Response: The Company has revised its disclosure on page 106 of Amendment No. 1 to include the multiples implied from the precedent transactions that were used to derive the transaction multiples applied to the assets of Stone Energy and Talos Energy, respectively.

13.	Please revise to explain why Petrie utilized risked research analyst estimates of net asset value for certain of Talos Energy’s Mexico assets.

Response: The Company has revised its disclosure on page 106 of Amendment No. 1 to explain why Petrie utilized risked research analyst estimates of net asset value for certain of Talos Energy’s Mexico assets.

Precedent Transactions – Oil & Gas Corporate Transactions, page 103

14.	We note that many of the transaction multiples applied in this analysis appear to be outside the range of the transaction multiples implied by the precedent transactions. Please explain how Petrie selected the transaction multiples applied.

Response: Petrie selected the applied transaction multiples based on Petrie’s review of the full range of multiples implied by the precedent transactions. The Company has revised its disclosure on page 109 of Amendment No. 1 to add the minimum and maximum multiples for the precedent transactions, which demonstrates the transaction multiples applied in this analysis are within the range of the transaction multiples implied by the precedent transactions.

Capital Market Comparison Analysis, page 106

15.	We note that many of the market value multiples applied in this analysis appear to be outside the range of the trading multiples implied by the peer group. Please explain how Petrie selected the market value multiples applied.

Response: The Company has revised its disclosure on page 111 of Amendment No. 1 to add the minimum and maximum multiples for the Talos Energy peer group and the Stone Energy peer group, which demonstrates the market value multiples applied in this analysis are (i) within the range of the market value multiples implied by the Talos Energy peer group and (ii) within the range of certain of the market value multiples implied by the Stone Energy peer group. Due to the small number of selected peers for Stone Energy, Petrie used its professional judgment to choose certain market value multiples applied in this analysis that are outside of the full range implied by the peer companies.

Going Concern Analysis, page 108

16.	Please revise to disclose the reasons Petrie selected the terminal EBITDA multiples applied. In addition, please quantify the material assumptions used in the analysis.

Response: The Company has revised its disclosure on page 112 of Amendment No. 1 to provide the reasons Petrie selected the terminal EBITDA multiples applied. In addition, the Company has revised its disclosure on page 112 to clarify that the financial forecasts included in “The Transactions—Certain Financial Forecasts of Stone Energy” and “The Transactions—Certain Financial Forecasts of Talos Energy” include the material assumptions used in the analysis.

Certain Updates, page 108

17.	Please expand to describe the financial forecast error and revised going concern analysis that were provided to Stone Energy’s board on December 28, 2017 to correct the error in the management projections that Talos Energy provided to Petrie for its use in its financial analyses and opinion.

Response: The Company has revised its disclosure on pages 112 and 113 of Amendment No. 1 to describe the financial forecast error and revised going concern analysis that were provided to the Stone Energy Board on December 28, 2017 to correct the error in the management projections that Talos Energy provided to Petrie for its use in its financial analyses and opinion.

18.	Please disclose all additional material projections that Petrie presented to Stone Energy’s board in connection with the rendering of its opinion, including any projections that Petrie prepared based on management projections provided to Petrie by Stone Energy and Talos Energy.

Response: The Company respectfully advises the Staff that the Company disclosed all material projections that Petrie presented to the Stone Energy Board in connection with the rendering of its opinion in the Registration Statement.

Regulatory Matters Related to the Transactions, page 114

19.	We note your disclosure that the parties filed the required notification under the HSR Act and the rules thereunder on December 13, 2017 and that the applicable waiting period was early terminated on December 22, 2017. We further note your disclosure on page 115 that the parties’ obligations to complete the Transactions “are also conditioned on the receipt of any antitrust/competition law approvals required by the laws of Mexico.” Please also disclose whether the parties have made any filings required for antitrust/competition law approval under Mexico law.

Response: The Company has revised its disclosure on pages 17 and 119 of Amendment No. 1 to delete the disclosure that the parties’ obligations to complete the Transactions “are also conditioned on the receipt of any antitrust/competition law approvals required by the laws of Mexico.” The Company respectfully advises the Staff that the parties concluded that it was not necessary to make any filings for antitrust/competition law approval under Mexico law.

Material U.S. Federal Income Tax Consequences Of The Merger, page 117

20.	Please revise the statement on page 118 to clarify that it is your assumption that a U.S. holder of Stone Energy common stock that receives shares of New Talos common stock in the Merger will not recognize any gain or loss upon the exchange of shares of Stone Energy common stock for shares of New Talos common stock in the Merger. For guidance, refer to Staff Legal Bulletin No. 19 (October 14, 2011) available on the Commission’s website.

Response: The Company has revised its disclosure on page 122 of Amendment No. 1 to clarify that it is the Company’s assumption that a U.S. holder of Stone Energy common stock that receives shares of New Talos common stock in the Merger will not recognize any gain or loss upon the exchange of shares of Stone Energy common stock for shares of New Talos common stock in the Merger.

Certain Agreements Related to the Transactions, page 148

21.	We note the disclosure on page FS-16 and FS-45 regarding a Service Fee Agreement between Talos Energy and its sponsors, Apollo and Riverstone. Please revise your disclosure in this section to summarize the material terms of this agreement. Refer to Item 18(a)(7)(iii) of Form S-4 and Item 404(a) of Regulation S-K.

Response: The Company has revised its disclosure on page 134 of Amendment No. 1 to disclose that the services agreements and transaction fee agreements between Talos Energy and certain Apollo Funds and Riverstone Funds will be terminated at or prior to the Closing Date. The Company respectfully submits that no disclosure regarding the services agreements or transaction fee agreements is required pursuant to Item 18(a)(7)(iii) of Form S-4 because no person who will serve as a director or an executive officer of the surviving or acquiring company will be a party to such agreements.

Unaudited Pro Forma Condensed Combined Financial Statements, page 155

Unaudited Pro Forma Condensed Combined Balance Sheet, page 158

22.	Please revise your presentation to include a column depicting the historical balance sheet of Stone Energy as of September 30, 2017 followed by a separate column for the pro forma adjustments giving effect to the business combination. In addition, please present all pro forma adjustments on a gross basis on the face of the pro forma balance sheet, or alternatively, include the components of the adjustment in the notes to the pro forma financial statements.

Response: The Company has revised its disclosure on page 162 of Amendment No. 1 to include a column depicting the historical balance sheet of Stone Energy as of September 30, 2017 followed by a separate column for the pro forma adjustments giving effect to the business combination. In addition, the Company has presented all pro forma adjustments on a gross basis on the face of the pro forma balance sheet.

23.	As Stone Energy is identified as the acquiree, please ensure your pro forma adjustments include the elimination of its stockholder’s equity accounts in your presentation of the business combination on the pro forma balance sheet.

Response: The Company has revised its disclosure on page 162 of Amendment No. 1 to include the elimination of Stone Energy’s stockholder’s equity accounts in the presentation of the business combination on the pro forma balance sheet and in pro forma adjustment (k) on page 166 of Amendment No. 1.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 159

Note 1 – Basis of Presentation, page 159

Preliminary Estimated Purchase Price Allocation, page 160

24.	We note your disclosure in which you state a 10% and 20% increase in the trading price of the Stone Energy common shares would change the purchase price by approximately $58 million or $116 million, respectively. Please disclose how the purchase price allocation would be impacted by this range of possible outcomes. In addition, please tell us why your sensitively analysis does not address possible decreases in the stock price.

Response: The Company has revised its disclosure on page 164 of Amendment No. 1 to explain how the purchase price allocation would be impacted by a 10% increase or decrease in the trading price of Stone Energy common shares. In addition, the Company has revised its sensitivity analysis to address a 10% decrease in the stock price.

25.	Refer to pro forma adjustment (c). Please present the adjustment to depletion attributable to the Stone Energy divesture of the Appalachia Properties in the Stone Energy Pro Forma Adjustments column, or explain why the combining of this adjustment with the Business Combination adjustments is more preferable.

Response: The Company has revised its disclosure on pages 160, 161, 164 and 165 of Amendment No. 1 to present the adjustment to depletion attributable to the Stone Energy divesture of the Appalachia Properties in the Stone Energy Pro Forma Adjustments column.

26.	Refer to pro forma adjustment (n). Please disclose how you calculated the number of shares of common stock outstanding for purposes of computing pro forma earnings per share on a basic and diluted basis.

Response: The Company has revised its disclosure on page 166 of Amendment No. 1 to disclose how it calculated the number of shares of common stock outstanding for purposes of computing pro forma earnings per share on a basic and diluted basis.

Pro Forma Supplemental Oil and Natural Gas Reserve Information, page 162

Pro Forma Estimated Quantities of Proved Oil, Natural Gas and NGL Reserves, page 163

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil, Natural Gas and NGL Reserves, page 163

27.	We note disclosure of Stone Energy Historical reserves and standardized measure of discounted future net cash flows which include pro forma adjustments related to the divestiture of Stone Energy’s Appalachia Properties as if the sale occurred on January 1, 2016. We are unable to reconcile these pro forma adjustments with the disclosure contained in your Form 10-K for the fiscal year ended December 31, 2016. Provide us with the figures reconciling the total proved, proved developed and proved undeveloped reserves by individual product type and the individual line items used in the calculation of the standardized measure disclosed in Form 10-K at the beginning and end of the fiscal year ended December 31, 2016 to the corresponding figures presented on page 163.

Response: The reconciliations requested by the Staff are set forth on Exhibit A to this letter.

28.

Expand the disclosure relating to the changes in total proved reserves for Talos Energy and for Stone Energy to provide an appropriate narrative explanation for the significant changes relating to each line item entry within the reconciliation, such as revisions of previous estimates, improved recovery, extensions and discoveries, acquisitions and divestitures. The explanation should address the change for the line item by separately identifying and quantifying each factor, including offsetting factors, that contributed to a significant change so that the change in net reserves between periods is fully explained. To the extent that two or more factors contribute to a significant change, indicate the net amount attributable to each factor accompanied by a narrative explanation. The disclosure of revisions in the previous estimates of reserves in particular should identify such factors as changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to FASB ASC 932-235-50-5.

Response: The Company has revised its disclosure on page 167 of Amendment No. 1 to expand the disclosure to address the Staff’s comments.

Comparison of Stockholder Rights and Corporate Governance Matters, page 165

29.	Please describe for us the material differences between the current rights of Talos Energy stockholders, the acquiror, and New Talos stockholders, which significantly affect shareholder rights. We note that the New Talos charter and bylaws will include an exclusive venue and staggered board provisions.

Response: Talos Energy is a private limited liability company that is controlled by funds affiliated with, and controlled by, Apollo Global Management LLC and funds affiliated with, and controlled by, Riverstone Holdings, LLC. The Talos Energy equityholders are not being solicited or offered securities pursuant to the consent solicitation statement/prospectus. The Company respectfully submits that the differences between the current rights of Talos Energy equityholders and New Talos stockholders are not material to the Stone Energy stockholders and such disclosure is not otherwise required by Form S-4.

Business, page 183

Talos Energy, page 183

Mexico, page 187

30.	Tell us the specific factors you considered under Regulation S-K supporting the disclosure of volumes (oil-in-place) other than reserves in a filing made with the Commission. See the Instruction to Item 1202 of Regulation S-K.

Response: The Company has revised its disclosure on pages 193 and 215 of Amendment No. 1 to delete the disclosure of volumes (oil-in-place).

31.	Clarify for us whose ownership interests are represented in the “gross” estimate of oil in- place, e.g. Talos Energy’s participation interest or the aggregate interests of the consortium partners as a whole. Furthermore, clarify for us the extent that the “gross” figures would be revised downward to give effect to the fiscal terms of the PSCs, including royalties due to the United Mexican States.

Response: The Company has revised its disclosure on pages 193 and 215 of Amendment No. 1 to delete the disclosure of volumes (oil-in-place).

32.	Expand the disclosure relating to probable reserves and PV-10 to discuss the inherent uncertainty associated with such estimates. The discussion should include cautionary language to clearly indicate that the estimates of probable reserves and PV-10 are more uncertain than proved reserves, but have not been adjusted for risk due to that uncertainty, and therefore they should not be summed arithmetically with the estimates for proved reserves and PV-10. Also note that the disclosure of the standardized measure of discounted future net cash flows is limited to proved reserves. Refer to FASB ASC 932-235-50-30.

Response: The Company has revised its disclosure on pages 188, 189 and 194 to delete references to standardized measure and PV-10 with respect to probable reserves. In addition, the Company has expanded its disclosure on page 195 to address the Staff’s comments.

33.	Provide us with the development schedule, indicating for each future annual period, the number of gross wells to be drilled, the net quantities of reserves and the estimated capital expenditures necessary to convert all of the proved and all of the probable undeveloped reserves disclosed as of December 31, 2016 to developed reserves. Please refer to Question 131.04 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013, and tell us if all of the proved and all of the probable undeveloped locations in the foregoing annual schedules are part of a development plan adopted by the management including approval by the Board, if such approval is required. You may find the C&DIs on our website at the following address:

http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Response: The Company acknowledges the Staff’s comment and notes that the Company intends to file an amendment to the Registration Statement at a future date that will include disclosure of Talos Energy’s reserve information as of December 31, 2017 prior to requesting that the Registration Statement be declared effective. The Company will supplementally provide the Staff with Talos Energy’s development schedule when the corresponding reserve report is finalized. At that time, the Company will indicate if all of the proved and all of the probable undeveloped locations identified in such schedule are part of a development plan adopted by the Talos Energy management including approval by the Talos Energy Board, if such approval is required.

34.	Provide us with the development schedule, indicating for each future annual period, the number of gross wells, the net quantities of reserves and the estimated capital expenditures relating to all of the proved and all of the probable developed non- producing reserves disclosed as of December 31, 2016. Furthermore, please provide us with an explanation of the activities necessary to initiate production from these wells.

Response: The Company acknowledges the Staff’s comment and notes that the Company intends to file an amendment to the Registration Statement at a future date that will include disclosure of Talos Energy’s reserve information as of December 31, 2017 prior to requesting that the Registration Statement be declared effective. The Company will supplementally provide the Staff with Talos Energy’s development schedule when the corresponding reserve report is finalized. At that time, the Company will provide the Staff with an explanation of the activities necessary to initiate production from the wells identified in the schedule.

Development of Proved Undeveloped Reserves, page 190

35.	We note that Talos Energy did not incur any capital expenditures to convert proved undeveloped reserves to developed status during 2016. In comparison, disclosure on page FS-52 indicates total future capital expenditures of $664.3 million of which approximately $305 million appears to be related to the future development of proved undeveloped reserves at December 31, 2016. Please refer to the definition of reserves under Rule 4-10(a)(26) of Regulation and expand the disclosure to explain why there is a reasonable expectation that there will be the financing required to develop all of the proved undeveloped reserves within five years of initial disclosure as would be required of a public company pursuant to Rule 4-10(a)(31)(ii) of Regulation S-K. The explanation should also take into consideration the capital expenditures relating to probable reserves that are scheduled concurrent to the development of the proved undeveloped reserves as well as any capital expenditures remaining beyond five years of initial disclosure.

Response: The Company acknowledges the Staff’s comment and notes that the Company intends to file an amendment to the Registration Statement at a future date that will include disclosure of Talos Energy’s reserve information as of December 31, 2017 prior to requesting that the Registration Statement be declared effective. At that time, the Company will expand the disclosure to explain why there is a reasonable expectation that there will be the financing required to develop all of the proved undeveloped reserves within five years of initial disclosure as would be required of a public company pursuant to Rule 4-10(a)(31)(ii) of Regulation S-K. Such disclosure will take into consideration the capital expenditures relating to probable reserves that are scheduled concurrent to the development of the proved undeveloped reserves as well as any capital expenditures remaining beyond five years of initial disclosure, to the extent applicable.

36.	Expand the explanation for revisions of previous estimates to further describe the basis for removing certain oil and natural gas PUD reserves. The disclosure of revisions in the previous estimates of reserves in particular should identify such factors as changes caused by commodity prices, well performance, unsuccessful and/or uneconomic proved undeveloped locations or the removal of proved undeveloped locations due to changes in a previously adopted development plan.

Response: The Company has revised its disclosure on page 196 of Amendment No. 1 to expand the explanation for revisions of previous estimates to further describe the basis for removing certain oil and natural gas PUD reserves.

37.	We note disclosure indicating there are no PUD reserves scheduled to be developed beyond five years of initial disclosure as PUD reserves with the exception of six sidetrack wells from existing wellbores. Please expand the disclosure to provide the net quantities of such reserves, if material.

Response: The Company has revised its disclosure on page 196 of Amendment No. 1 to provide the net quantities of reserves for the six sidetrack wells.

Government Regulation, page 198

38.	We note that Talos Energy currently has exploration activities in offshore Mexico. In this regard, if material, please revise to include a discussion of international law, including Mexico law, which may be applicable to Talos Energy’s operations.

Response: The Company has revised its disclosure on pages 206, 209 and 210 of Amendment No. 1 to include a discussion of Mexico law applicable to Talos Energy’s operations.

Outlook and Planned Capital Investments, page 208

39.	In a future amendment, please update your capital expenditures disclosures for 2018.

Response: The Company has revised its disclosure on pages 189 and 214 of Amendment No. 1 to update Talos Energy’s capital expenditures disclosures for 2018.

Executive Compensation, page 249

40.	Please update executive compensation and director compensation for Talos Energy to reflect data for the last completed fiscal year. Please refer to Item 18(a)(7) of Form S-4 and Question 117.05 of the Compliance and Disclosure Interpretations for Regulation S- K.

Response: The Company has revised its disclosure on pages 256-263 of Amendment No. 1 to update executive compensation and director compensation for Talos Energy to reflect data for the last completed fiscal year.

Other

41.	Please provide the security ownership disclosure required by Item 18(a)(5)(ii) of Form S-4. Refer to Item 6(d) of Schedule 14A and Item 403 of Regulation S-K.

Response: The Company has revised its disclosure on page 274 of Amendment No. 1 to provide the security ownership disclosure required by Item 18(a)(5)(ii) of Form S-4. The Company intends to file an amendment to the Registration Statement at a future date that will incorporate by reference Stone Energy’s Annual Report on Form 10-K for the year ended 2017, which will include updated disclosure required by Item 18(a)(5)(ii) of Form S-4.

Exhibits

42.	Please file copies of the production sharing contracts with the National Hydrocarbon Commission of Mexico as exhibits to your registration statement or explain why they are not required to be filed. Refer to Item 21 of Form S-4 and Item 601(b)(10) of Regulation S-K.

Response: The Company respectfully submits that the production sharing contracts with the National Hydrocarbons Commission of Mexico are not material contracts that are required to be filed pursuant to Item 601(b)(10) of Regulation S-K because the production sharing contracts were made in the ordinary course of business for Talos Energy and do not otherwise fall within the exception categories noted in Item 601(b)(10)(ii) of Regulation S-K for such contracts.

Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to contact me at (337) 521-2020 or John T. Goodgame at (713) 220-8144.

Sincerely,

By:	/s/ James M. Trimble
Name:	James M. Trimble
Title:	Interim Chief Executive Officer
and President

cc:	Securities and Exchange Commission

Irene Barberena-Meissner

Loan Lauren P. Nguyen

Mark Wojciechowski

Jenifer Gallagher

John Hodgin

Stone Energy Corporation

Kenneth H. Beer

Lisa S. Jaubert

Akin Gump

John T. Goodgame

Rebecca L. Tyler

Vinson & Elkins

Stephen M. Gill

E. Ramey Layne

EXHIBIT A

The following table reconciles the total proved, proved developed, and proved undeveloped reserves for Stone Energy by individual product type as of December 31, 2015 and December 31, 2016 as disclosed in Stone Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 to the total proved, proved developed, and proved undeveloped reserves for Stone Energy reflected in the Registration Statement. The pro forma adjustments reflect the disposition of Stone Energy’s Appalachia assets, assuming that the disposition closed on January 1, 2016.

	Form 10-K				Pro Forma Adjustments to Reflect Appalachia Disposition				Registration Statement
	Oil	NGLs	Gas	Oil, Gas, NGLs	Oil	NGLs	Gas	Oil, Gas, NGLs	Oil	NGLs	Gas	Oil, Gas, NGLs
	(MBbls)	(MBbls)	(MMcf)	(MBoe)	(MBbls)	(MBbls)	(MMcf)	(MBoe)	(MBbls)	(MBbls)	(MMcf)	(MBoe)
Estimated proved reserves as of December 31, 2015	30,276	6,458	121,858	57,043	(2)	(59)	(1,843)	(368)	30,274	6,399	120,015	56,675

Revisions of previous estimates	(751)	6,352	24,858	9,744	(1,174)	(9,500)	(70,529)	(22,428)	(1,925)	(3,148)	(45,671)	(12,684)
Extensions, discoveries and other additions	63	2	45	73	—	—	—	—	63	2	45	73
Purchase of producing properties	—	—	—	—	—	—	—	—	—	—	—	—
Sale of reserves	—	—	—	—	—	—	—	—	—	—	—	—
Production	(6,308)	(2,183)	(29,441)	(13,398)	280	1,752	16,140	4,722	(6,028)	(431)	(13,301)	(8,676)

Estimated proved reserves as of December 31, 2016	23,280	10,629	117,320	53,462	(896)	(7,807)	(56,232)	(18,074)	22,384	2,822	61,088	35,388

Proved Developed Reserves as of December 31, 2016	18,269	9,255	90,741	42,647	(896)	(7,807)	(56,232)	(18,074)	17,373	1,448	34,509	24,573
Proved Undeveloped Reserves as of December 31, 2016	5,011	1,374	26,579	10,815	—	—	—	—	5,011	1,374	26,579	10,815

	23,280	10,629	117,320	53,462	(896)	(7,807)	(56,232)	(18,074)	22,384	2,822	61,088	35,388

Proved Developed Reserves as of December 31, 2015	21,734	4,784	90,262	41,562	(2)	(59)	(1,843)	(368)	21,732	4,725	88,419	41,194
Proved Undeveloped Reserves as of December 31, 2015	8,542	1,674	31,596	15,481	—	—	—	—	8,542	1,674	31,596	15,481

	30,276	6,458	121,858	57,043	(2)	(59)	(1,843)	(368)	30,274	6,399	120,015	56,675

The following table reconciles the individual line items used in the calculation of standardized measure as of December 31, 2016 as disclosed in Stone Energy’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 to the individual line items used in the calculation of standardized measure in the “Stone Energy Historical” column presented on page 163 of the Registration Statement. The pro forma adjustments reflect the disposition of Stone Energy’s Appalachia assets, assuming that the disposition closed on January 1, 2016.

	December 31, 2016
	Form 10-K (in thousands)	Pro Forma Adjustments to Reflect Appalachia Disposition (in thousands)	Registration Statement (in thousands)
Future cash inflows	$1,236,097	$(149,142)	$1,086,955
Future costs:
Production	(480,815)	125,026	(355,789)
Development and abandonment	(638,988)	42,848	(596,140)

Future net cash flows before income taxes	116,294	18,732	135,026
Future income tax expense	—	—	—

Future net cash flows	116,294	18,732	135,026
Discount at 10% annual rate	109,628	(13,129)	96,499

Standardized measure of discounted future net cash flows	$225,922	$5,603	$231,525